FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 7, 2006

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics to Merge Quanta Display”, dated April 7, 2006.

2.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose distribution of 2005 profits.”, dated April 7, 2006.

3.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus.”, April 7, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 7, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics to Merge Quanta Display

Issued by: AU Optronics Corp.
Issued on: April 7, 2006

Hsinchu, Taiwan, April 7, 2006 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) and Quanta Display Inc. (“QDI” TAIEX:3012) today announced that they have signed an agreement to merge Quanta Display Inc (QDI) with and into AUO. The merger agreement was approved this afternoon by the Boards of Directors of both AUO and QDI. The consolidation date of the merger is targeted for October 1st, 2006, at which time QDI will be absorbed into AUO. The merged entity will operate as AUO. The swap ratio for QDI to AUO would be 3.5 to 1, subject to be approved by the shareholders meetings of both AUO and QDI, and to be after AUO’s increase of its paid-in capital.

After the merger taken place, two board members of AUO’s Boards of Directors will be appointed by QDI. Mr. KY Lee and Mr. HB Chen will remain as Chairman/CEO and President/COO of AUO, while Mr. CC Liang will be appointed as Vice Chairman.

AUO’s Board of Directors today also adopted a proposal recommending distribution of NT$0.3 cash dividend and 3 percent stock dividend (30 shares for every 1,000 owned) per common share and employee profit sharing in the form of NT$379,735,891 in cash and 88,605,041 in stock shares. The proposal will be discussed and approved at the Company’s regular shareholders’ meeting, scheduled for June 15, 2006.

Quanta’s Chairman, Mr. Larry Lam stated that the strategic partnership combines the unique complementary strengths of both companies, especially in technology, product mix, customer portfolio, and different generations of manufacturing facilities. It not only creates the economy of scale and enhances the global competitiveness, but also offers an extensive product and technology portfolio as well as better service.

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Mr. KY Lee, AUO’s Chairman, reiterated that the merger will achieve the following objectives:

•	The resource especially in finance and human resources of Taiwan TFT-LCD industry will be re-shuffled and re-organized to create more powerful competitiveness. The consolidation of its kind and scale in Taiwan will take better advantage of funds and talents and bring long-term positive contribution to the whole industry.

•	AUO’s capacity in area will exceed 19% market share globally, and immediately make it equivalent to its counterparts in Korea. In addition, its consolidated capacity of G5 & G6 fabs will reach No.1 position, plus the on-going capacity expansion on new generation fabrication, which will ensure AUO’s leading position in TFT-LCD Industry.

•	AUO’s strong execution after its former merger in 2001 has proved itself a top tier player in TFT-LCD industry. Also AUO will add over few years of managerial experience and successful merger practices, to ease the challenging merger process and upgrade its scale to global TFT-LCD leader.

Mr. CC Liang, Quanta’s Vice President, noted that this strategic alliance will strengthen the future collaboration between AUO/BenQ group and Quanta Group.

Mr. HB Chen, AUO’s President, added that the synergy of the consolidation would be demonstrated in three dimensions. First, the supply chain consolidation will be essential to the purchase of key components and the close partnership with supplier. Secondly, the research and development consolidation will expand design expertise and solidify a robust intellectual property portfolio. Lastly, the consolidation will leverage mutually complementary product portfolio of the two companies, especially in NB and TV applications, to increase a more completed customer portfolio.

All of these factors will allow AUO to bring the strengths of both companies together and raise its international competitiveness in TFT-LCD industry characterized by fast

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development and the growing trend towards concentration of capital and technology. The merger is expected to result in a strong long-term positive contribution to the equity of shareholders of AUO and Quanta Display Inc.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14.2%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46 ”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated Mar 1, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730     Email:yawenhsiao@auo.com

Item 2

AU Optronics Corp.
April 7, 2006
English Language Summary

Subject: The Board Resolution to propose distribution of 2005 profits

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange's Operating

Procedures for the Publication of Material Information by Listed Companies

Date of events: 2006/04/07

Content:

1.	Date of the board of directors resolution: 2006/04/07
2.	Type and monetary amount of dividend distribution:
(1)	Stock dividends of NT$1,749,164,140 (NT$0.3 per share)
(2)	Cash dividends of NT$1,749,164,140 (NT$0.3 per share)
3.	Any other matters that need to be specified:
(1)	Proposal for employee's profit sharing of NT$379,735,891 in cash and NT$886,050,410 in stock,and cash compensation of NT$21,096,438 for the board of directors and supervisors.
(2)	The amount of employee stock bonus is estimated to be 33.62% of total capitalization resulting from stock dividends and employee stock bonus.
(3)	Adjusted EPS will be NT$2.54 to reflect distribution of employee profit sharing and cash compensation for board of directors and supervisors.

Item 3

AU Optronics Corp.
April 7, 2006
English Language Summary

Subject:	The Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus.

To which item it meets--article 2 paragraph xx: 11

Date of events: 2006/04/07

Contents:

1.	Date of the board of directors resolution: 2006/04/07
2.	Source of capital increase funds: Retained Earnings
3.	Number of shares issued: 263,521,455 shares (including employee stock bonus)
4.	Par value per share: NT$ 10
5.	Total monetary amount of the issue: NT$ 2,635,214,550
6.	Issue price: N/A
7.	Number of shares subscribed by or allotted to employees: 88,605,041 shares
8.	Number of shares publicly sold: N/A
9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 30 shares for every 1,000 shares held by common shareholders.
10.	Method of handling fractional shares and shares unsubscribed by the deadline: If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.
11.	Rights and obligations of the newly issued shares: Same as those of existing shares
12.	Utilization of the funds from the capital increase: For capacity expansion
13.	Any other matters that need to be specified: N/A